May 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry Sasha Parikh Tim Buchmiller Jessica Dickerson

Re:	Innocan Pharma Corporation Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 1, 2025 CIK No. 0001889791

Dear Ms. Dickerson and Mr. Buchmiller:

We are writing to submit the responses of Innocan Pharma Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 9, 2025, relating to the above Amendment No. 2 to Draft Registration Statement on Form F-1 submitted by the Company on May 1, 2025 (the “Form F-1”).

Concurrently with the submission of this letter, the Company is submitting via EDGAR Amendment No. 3 to the Draft Registration Statement on Form F-1 (“Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 3.

Amendment No. 2 to Draft Registration Statement

Cover Page

1.	We note your revisions in response to prior comment 1. Please further revise your cover page disclosure in response to the prior comment to specify that, as part of following home country corporate governance practices, your board of directors will not be comprised of a majority of independent directors after the consummation of your offering. Please also specify this in your prospectus summary.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the prospectus cover page and page 6 in the Prospectus Summary to specify that its board of directors will not be comprised of a majority of independent directors after the consummation of the offering.

Prospectus Summary Overview, page 1

2.	We note from your revised disclosure in response to prior comment 4 that your LPT-CBD scale-up activities are expected to take approximately one year. Please clarify when you expect to commence the scale-up activities.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 79 and 90 to clarify that the scale-up activities are expected to commence approximately three months following the completion of the offering.

The Offering, page 7

3.	We note your revisions in response to prior comment 8. In the fourth bullet point on page 8, you now disclose that up to 8,280,433 common shares are issuable upon conversion of the convertible debenture issued in March 2025, calculated based on the original conversion price of CAD$0.21 per share, and that the minimum number of common shares issuable upon conversion will be based on a conversion price adjusted to 80% of the offering price. Please revise to make clear the minimum and maximum number of shares that may be issuable upon conversion of the debenture and how those numbers have been calculated. It may be useful in this regard to clarify what “offering price” you are referencing and to use the same currency for the principal amount of the debenture and for the original and the adjusted conversion prices. Please make similar revisions to the related bullet points on pages 76 and 78, and also clearly disclose in those sections the minimum and maximum number of shares that may be issuable upon conversion of the debenture.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8. The Company respectfully notes that the number of common shares that are issuable upon conversion of the convertible debenture issued in March 2025 will be based on a conversion price adjusted to 80% of the public offering price in this offering. The Company further notes that it will make clear the minimum and maximum number of shares that may be issuable upon conversion when it makes a public filing of the registration statement on Form F-1 with pricing and volume information.

Business

Intellectual Property

License Agreement with Yissum, page 107

4.	We note from your revised disclosure in response to prior comment 11 that you describe the Yissum License Agreement as “perpetual.” However, you then state that the term of the Yissum License Agreement shall continue until “expiration” unless earlier terminated for, among other things, failure to meet development milestones. Please further revise to make clear when the agreement is set to expire, including, to the extent applicable, the initial term and any renewal terms, describing any conditions to renewal. In addition, clarify what development milestones must be met, and in what timeframes, in order to avoid the early termination of the agreement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 107 to include additional disclosure regarding the Yissum License Agreement.

Government Regulation and FDA Regulatory Pathway

Human Application of Liposome-based Technology, page 108

5.	Please continue to revise your disclosure in response to prior comment 10 to remove or revise any statements that continue to state or imply that your product candidates are safe or effective. We continue to note the following disclosure: “Our comprehensive pre-IND package details extensive experiments conducted in various animal models demonstrating the efficacy....”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 108.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ David Huberman, Esq.

CC: Iris Bincovich, Chief Executive Officer